UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Carlyle Credit Income Fund

(Name of Subject Company (Issuer))

CG Subsidiary Holdings L.L.C.

(Name of Filing Person (Offeror))

Shares of Beneficial Interest

(Title of Class of Securities)

92535C104

(CUSIP Number of Class of Securities)

Jeffrey Ferguson, Esq.

The Carlyle Group Inc.

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan L. Corsico, Esq.

Rajib Chanda, Esq.

Christopher Healey, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, D.C. 20001

(202) 636-5500

Marisa Stavenas, Esq.

John G. O’Connell, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CG Subsidiary Holdings L.L.C., a Delaware limited liability company (the “Purchaser”), on July 18, 2023, as amended on August 14, 2023 (“Amendment No. 1”) and as further amended on August 15, 2023 (“Amendment No. 2”) (as so amended, the “Schedule TO”), in connection with the Purchaser’s offer to purchase shares of beneficial interest (the “Shares”) of Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund), a Delaware statutory trust (the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2023 (as amended, the “Offer to Purchase”), which was previously filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended, the “Letter of Transmittal”), which was previously filed with the Schedule TO as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

•	The Purchaser has received the preliminary results of the Offer, which expired at 11:59 p.m., New York City time, on August 28, 2023 (the “Expiration Date”).

•

Based on the preliminary count by Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), a total of approximately 7,477,489 Shares were properly tendered and not properly withdrawn at or before the Expiration Date.

•

In accordance with the terms and conditions of the Offer and based on the preliminary count by the Depositary, the Purchaser expects to accept for payment, at a purchase price of $8.30 per Share, 3,012,049 Shares properly tendered and not properly withdrawn before the Expiration Date, at an aggregate cost of approximately $25,000,006.70, excluding fees and expenses relating to the Offer.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Purchase, dated July 18, 2023

(a)(1)(B)*	Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(5)(A)*	Schedule 13D/A in respect of the Company filed on July 17, 2023.

(b)	None.

(d)(1)*	Transaction Agreement between Carlyle Credit Income Fund (f/k/a Vertical Capital Income Fund) and Carlyle Global Credit Investment Management, L.L.C., dated as of January 12, 2023 (incorporated by reference to Exhibit 3 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(2)*	Investment Advisory Agreement, dated July 14, 2023, by and between Carlyle Global Credit Investment Management, L.L.C. and Carlyle Credit Income Fund (incorporated by reference to Exhibit (2)(g) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(3)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Almitas Capital LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 4 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(4)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Bulldog Investors, LLP, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 5 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(5)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among High Income Securities Fund, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 6 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(6)*	Voting, Support and Standstill Agreement, dated as of January 12, 2023, by and among Relative Value Partners Group, LLC, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 7 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(7)*	Settlement and Voting and Support Agreement, dated as of January 12, 2023, by and among Saba Capital Management, L.P. and certain of its clients, Carlyle Global Credit Investment Management L.L.C. and the Company (incorporated by reference to Exhibit 8 to the Schedule 13D in respect of the Company filed on January 23, 2023).

(d)(8)*	Expense Limitation Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(2) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(d)(9)*	Fee Waiver Agreement, dated July 14, 2023, between Carlyle Credit Income Fund and Carlyle Global Credit Investment Management L.L.C (incorporated by reference to Exhibit (2)(k)(3) to the Company’s Registration Statement on Form N-2 filed on July 17, 2023).

(g)	None.

(h)	None.

107*	Calculation of Filing Fee Table

*	Previously filed on July 18, 2023 as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

CG Subsidiary Holdings L.L.C.

By:	/s/ Jeffrey W. Ferguson
Jeffrey W. Ferguson
Managing Director